EXHIBIT B

VOTING AGREEMENT

VOTING AGREEMENT, dated as of this 30th day of September, 2010 (the “Voting Agreement”), by and among The Co-Investment Fund II LP, a Delaware limited partnership ("Co-Investment Fund II"), and Independence Blue Cross, a Pennsylvania hospital plan corporation (“IBC”).  Capitalized terms used in this Voting Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement (defined below).

WHEREAS, as of September 30, 2010, Health Benefits Direct Corporation, a Pennsylvania corporation (the "Company"), and IBC entered into a Securities Purchase Agreement (the “Purchase Agreement”) that provides for IBC to purchase up to 1,666,667 Units of the Company’s securities in a private placement (the “Transaction”);

WHEREAS, the Company has entered into a letter agreement with IBC dated as of the date hereof, pursuant to which the Company agreed that one director designated by IBC (or such greater number of directors as is necessary to have no less than the same percentage of the members of the Board as was represented by one director on the date hereof) (the "IBC Director") will be nominated by the Company for election as a director at each meeting of shareholders or solicitation of consents for the election of directors and to use the Company's best efforts to cause the election of the IBC Director at each annual meeting of shareholders (and in any consent for the election of directors solicited by the Company);

WHEREAS, as of the date hereof, Co-Investment Fund II owns 12,646,874 shares of the Company's Common Stock, 1,000,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), and warrants to purchase additional shares of the Company's Common Stock;

WHEREAS, the Company entered into a letter agreement with Co-Investment Fund II dated March 31, 2008 and filed with the Securities and Exchange Commission as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 31, 2008 (the "CI2 Letter Agreement"), pursuant to which the Company agreed that two directors designated by Co-Investment Fund II (or such greater number of directors as is necessary to have no less than the same percentage of the members of the Board as was represented by two directors at the time of the CI2 Letter Agreement) (the "CI2 Directors") will be nominated by the Company for election as directors at each meeting of shareholders or solicitation of consents for the election of directors and to use the Company's best efforts to cause the election of the CI2 Directors at each annual meeting of shareholders (and in any consent for the election of directors solicited by the Company);

WHEREAS, as a result of the Transaction, on the date hereof IBC owns 1,466,667 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") (each of which is convertible into 20 shares of the Company’s Common Stock), and warrants to purchase shares of the Company's Common Stock;

WHEREAS, as a result of the Transaction, on the Subsequent Closing Date IBC will own an additional 200,000 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") (each of which is convertible into 20 shares of the Company’s Common Stock), and warrants to purchase shares of the Company's Common Stock; and

WHEREAS, Co-Investment Fund II, IBC, and the Company have agreed, severally, to enter into this Voting Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.           Co-Investment Fund II agrees to vote the shares of Series A Preferred Stock and/or Common Stock it now owns, or will hereafter acquire, for the election and re-election of the IBC Director.  Neither Co-Investment Fund II, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of Co-Investment Fund II, makes any representation or warranty as to the fitness or competence of the IBC Director to serve on the Board by virtue of its execution of this Voting Agreement or by the act of such party in voting for such IBC Director pursuant to this Voting Agreement. The obligations of Co-Investment Fund II under this Section shall terminate on the date that IBC or its affiliates no longer hold either (i) fifty percent (50%) or more shares of Series B Preferred Stock purchased by IBC pursuant to the Purchase Agreement or (ii) fifty percent (50%) or more of the number of shares of the Company’s Common Stock that IBC is entitled to receive upon conversion of the Preferred Stock acquired under the Purchase Agreement.

2.           IBC agrees to vote the shares of Series B Preferred Stock and/or Common Stock it now owns, or will hereafter acquire, for the election and re-election of the CI2 Directors.  Neither IBC, nor any of the officers, directors, members, managers, partners, employees or agents of IBC, makes any representation or warranty as to the fitness or competence of the CI2 Directors to serve on the Board by virtue of its execution of this Voting Agreement or by the act of such party in voting for such CI2 Directors pursuant to this Voting Agreement. The obligations of IBC under this Section shall terminate on the date that Co-Investment Fund or its affiliates no longer hold fifty percent (50%) or more of the number of shares of the Company’s Common Stock purchased by Co-Investment Fund pursuant to the Securities Purchase Agreement, dated as of March 31, 2008 by and between the Company and Co-Investment Fund which is referenced in the CI2 Letter Agreement.

3.           The provisions of this Voting Agreement shall remain in effect for so long as any obligation remains in effect under Section 1 or under Section 2.

4.           The parties hereto agree that irreparable damage would occur in the event that any provision of this Voting Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

5.           This Voting Agreement shall be governed by, and construed in accordance with, the law of the Commonwealth of Pennsylvania applicable to contracts executed in and to be performed therein.

6.           This Voting Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

THE CO-INVESTMENT FUND II, L.P.
By: Co-Invest Management II, L.P, its General Partner
By: Co-Invest II Capital Partners, Inc. its General Partner

By: /s/ Brian Adamsky
Name: Brian Adamsky
Title: CFO & Treasurer

INDEPENDENCE BLUE CROSS
By: /s/ Joseph A. Frick
Name: Joseph A. Frick
Title: President & Chief Executive Officer

Acknowledged, accepted and agreed to this 30th day of September, 2010

HEALTH BENEFITS DIRECT CORPORATION
By: /s/ Anthony R. Verdi
Name: Anthony R. Verdi
Title: Acting Principal Executive Officer